

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

Jeffery D. Johnson
Chief Executive Officer
Cuentas Inc.
235 Lincoln Rd., Suite 210
Miami Beach, FL 33139

> **Re: Cuentas Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2022**
> **File No. 333-262727**

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed February 14, 2022

General

1.   Please update your financial statements and related financial information in accordance with Rule 8-08(b) of Regulation S-X. You will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended December 31, 2021 before we will accelerate the effective date of your registration statement.

2.   We note that you have included financial statements for SDI Black as of and for the years ended December 31, 2020 and 2019 and for the interim period ended September 30, 2021. Please update to include the financial statements for the two most recent fiscal years and pro forma information as required by Rule 3-05 and Article 11 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Jennifer López Molina at (202) 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Bernstein